Exhibit 99.1

Catalyst Paper continues discussions on debt restructuring - defers interest payment

RICHMOND, BC, Dec. 15, 2011 /CNW/ - Catalyst Paper Corporation (TSX:CTL) today announced that, together with its financial advisor Perella Weinberg Partners, the company is continuing to review alternatives to address its capital structure.  Debt reduction has been identified as a priority given current business and economic conditions and discussions are ongoing with certain holders of its 2016 Notes and 2014 Notes, as described below, and their representatives and advisors. Catalyst announced, in June, that it had begun the capital restructuring review.

In light of these ongoing discussions and pending finalization of a strategy to deal with its debt structure, Catalyst determined that it would be appropriate to defer the approximate US$21 million interest payment on its outstanding 11.00% Senior Secured Notes due 2016 and Class B 11.00% Senior Secured Notes due 2016 (collectively, the 2016 Notes) due on December 15, 2011.

Operations of Catalyst and its subsidiaries are expected to continue as usual with obligations to customers, suppliers and employees being met in the ordinary course.

"We advised several months ago that we were actively pursuing a restructuring of our balance sheet. This is a very complex process and while we cannot prejudge outcomes, we are firmly committed to achieving a solution that puts Catalyst on stronger financial footing for the future," said President and CEO Kevin J. Clarke.

The company has 30 days within which to pay the interest under the 2016 Note indentures before triggering an event of default. Failure to pay the interest within this time period would allow 2016 Note holders to declare the US$390 million principal amount and all accrued interest on the 2016 Notes immediately due and payable and to begin proceedings to realize upon the security held in connection with the 2016 Notes.

If the principal and accrued interest under the 2016 Notes were to be declared due and payable, failure to pay the amount due under the 2016 Notes within 30 days would be an event of default under the indenture relating to Catalyst's US$250 million outstanding 7.375% Senior Notes due 2014 (the 2014 Notes). Failure to pay the interest on the 2016 Notes within the 30 day grace period would also be an event of default under Catalyst's ABL facility with JP Morgan.  At November 30, 2011, the company owed the principal amount of $16 million under the ABL facility. In each case, such event of default could result in the principal amount of such indebtedness and all accrued interest becoming immediately due and payable.

Catalyst manufactures diverse specialty printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to discussions regarding capital structure review are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Marketing & Corporate Responsibility
604-247-4710	604-247-4713

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

CO: Catalyst Paper Corporation

CNW 08:00e 15-DEC-11